November 17, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cnova N.V.

Registration Statement on Form F-1

Registration No. 333-196521

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 4,700 copies of the Preliminary Prospectus dated October 31, 2014, were distributed during the period October 31, 2014 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Cnova N.V. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on Wednesday, November 19, 2014, or as soon thereafter as is practicable.

Yours truly,
MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
As Representatives of the Several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

J. P. MORGAN SECURITIES LLC

By:	/s/ Gregor Feige
Name: Gregor Feige
Title: Executive Director